Finance

7th November, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07028043

Attention: **Special Counsel**
Office of International Corporate Finance

RT.
MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Enclosure

11/19

▶ **MOL Plc.**

INVESTOR NEWS

7 November 2007

MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Akri-Bijeel exploration block

MOL Hungarian Oil and Gas Plc announces that it has signed a Production Sharing Contract with the Kurdistan Regional Government of Iraq (KRG) on an exploration block in the Kurdistan Region. The Akri Bijeel Block - with area extent of 889 sqkm - is situated about 50 km north of Erbil, the Region's capital.

MOL has a 100% paying interest and an 80% participating share with a 20% Regional Government carried share in the block.

The planned work programme includes 200 km of high quality 2D seismic acquisition and the opportunity of drilling an optional exploration well. In case of successful exploration activity good quality oil production is expected.

Iraq is one of the most prolific hydrocarbon regions of the world and MOL has been screening opportunities since the mid '90s. The Kurdistan Region of Iraq has well established and properly functioning government institutions, including its own army that guarantees law, order and security, and its own Parliament and Government (Kurdistan Regional Government, KRG) in full conformity with the Iraqi Constitution. The Kurdistan Oil and Gas Law (passed unanimously by the Kurdistan Parliament on 6 August 2007) and model PSC facilitate international oil companies to conduct transparent negotiations with the KRG under a clear legal framework.

Zoltán Áldott, Executive Vice-President of the Exploration and Production Division commented: "The Middle East is one of the main focus areas of MOL's international upstream activity. The geological features of the Kurdistan Region are under-explored, for previous political reasons. The Kurdistan Region therefore provides a unique opportunity for MOL to further increase its Middle East portfolio with an attractive exploration portfolio element. MOL is proud that in spite of the harsh competition it was able to secure its position in the region."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

INVESTOR NEWS

7 November 2007

MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Shaikan exploration block

MOL Hungarian Oil and Gas Plc announces that it has signed a Production Sharing Contract in partnership with Gulf Keystone Petroleum Ltd. and Texas Keystone Inc. with the Kurdistan Regional Government (KRG) on an exploration block in the Kurdistan Region of Iraq. Gulf Keystone is a UK (AIM) listed oil and gas exploration and production company, whose focus is in North Africa and the Middle East. Shaikan Block - with area extent of 283 sqkm - is situated about 60 km North-East from Erbil, the capital of the Kurdistan Region.

MOL will hold a 20% paying (16% participating) interest in the block. In return, Gulf Keystone has agreed to acquire a 20% share in the MOL-operated Akri-Bijeel Block in Kurdistan.

The planned work programme includes 100 km of high quality 2D seismic acquisition and the drilling of one exploration well. In case of successful exploration activity good quality oil production is expected.

Zoltán Áldott, Executive Vice-President of the Exploration and Production Division commented: "After signing the Akri-Bijeel Block PSC, MOL's intention was to participate in the Gulf Keystone operated Shaikan Block as well with 20% to continue to build a portfolio and share the exploration risk. To reduce our exposure we invited Gulf Keystone into Akri-Bijeel Block with the same percentage. The two blocks are in neighbouring position, which gives the opportunity for close cooperation in the operation."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

INVESTOR NEWS

6 November 2007

MOL signs an agreement to acquire a 40% interest in a new offshore block in Cameroon

MOL Hungarian Oil and Gas Plc. hereby announces that on 5th November 2007 it signed a Sales and Purchase Agreement with Tullow Oil Plc. to acquire Tullow's 40% non-operated interest in the Ngosso Permit, offshore Cameroon.

The Ngosso Permit is a shallow-water block in the prolific Rio del Rey Basin, in the proximity of existing oil-fields in Nigeria and Cameroon. MOL, together with its operator partner, plans to drill two wells in Q4 2007 and Q1 2008 to appraise the full potential of the discoveries made by the previous operators on the block. The block is operated by Addax Petroleum, a reputable player in West Africa, with significant operational experience in similar environments in Nigeria and Gabon, and a track record of 100% exploration success in the past years.

The transaction is subject to Addax Petroleum's pre-emption right and the approval of the Government of the Republic of Cameroon.

Zoltán Áldott, Executive Vice-President of the Exploration and Production Division commented: "Increasing activity in the Upstream business forms a significant part of MOL's strategy. In addition to continuing operations in our core areas, we aim to enter into new geographic regions by participating in projects in the valuation of which we have a considerable track record. Our ultimate goal is to build a valuable exploration and production portfolio with significant upside potential. The acquisition of this asset fits well into this strategy."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END